Exhibit 99.1

QUIPT ADDS $13 MILLION IN ANNUALIZED REVENUE, $1.6 MILLION IN NET INCOME, ANTICIPATED $2.9 MILLION OF ADJUSTED EBITDA POST INTEGRATION AND 15,000 NEW ACTIVE PATIENTS WITH ACQUISITION OF INDIANA BASED COMPANY

CALENDAR 2022 RUN-RATE REVENUE SURPASSES $130 MILLION

Cincinnati, Ohio – January 4, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce that it has acquired At Home Health Equipment, Inc. (“At Home Health Equipment”), a business with operations in Indiana, reporting unaudited trailing 12-month annual revenues of approximately $13 million and $1.6 million in net income with anticipated Adjusted EBITDA (defined below) of $2.9 million (22% margin) post integration. As a reminder all figures stated are in USD.

Acquisition Details

The acquisition creates Quipt’s single largest market from a revenue standpoint, covering the entire coverage sphere of Indianapolis. At Home Health Equipment has been a leader in the respiratory home care services space for over 25 years and has several difficult to obtain insurance contracts that significantly enhance Quipt’s presence in the region. With a new location, covering an entire service area of Indianapolis, the acquisition adds to Quipt’s active patient count by over 15,000, bringing Quipt’s total to approximately 170,000 active patients. At Home Health Equipment has a strong management team in place, and like Quipt, offers high-quality service, equipment and supplies. The expansionary operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group; Indiana is among the highest prevalence U.S. States. According to the National Institutes of Health (NIH), about 443,000 people in Indiana have COPD.

Moreover, At Home Health Equipment has a strong revenue base, with over 30% stemming from exclusive contracts in the hospice segment, opening a new vertical for Quipt to strategically build throughout 2022. Additionally, there is solid diversification amongst referral sources, and a payor base, with exposure to less than 20% from Medicare. Furthermore, At Home Health Equipment does not have current exposure to ventilation therapy, providing Quipt a significant growth opportunity to introduce its clinical ventilation therapy program as well as complimentary clinical respiratory products and services. In addition, At Home Health Equipment provides Quipt the opportunity to add patients to Quipt’s existing subscription-based resupply program, and Quipt expects that it would derive strong revenue synergies from this initiative.

Under the terms of the definitive purchase agreement, Quipt acquired the business for approximately $13.1 million in cash. It is expected the acquisition will increase Quipt’s annual revenues by approximately $13 million, and, post integration, Adjusted EBITDA by $2.9 million (22% margin).

The non-binding letter of intent for the acquisition by Quipt of At Home Health Equipment was announced by Quipt on November 16, 2021.

Reiteration of Outlook for Calendar End 2022 (Fiscal Q1 2023)

As originally disclosed on November 16, 2021, based on the current operations, market trends and completed and prospective acquisitions, the Company is reiterating it outlook for its annual run-rate revenue by the end of calendar 2022 (Fiscal Q1 2023) to be $180-$190 million with $38-$43 million in Adjusted EBITDA.

Management Commentary

“This is a significant acquisition as it creates the largest single market for us in a very attractive region allowing us the ability to strengthen our overall interconnected healthcare network in the state of Indiana. Our operating engine and proven ability to integrate acquired assets allows us to continue the strong pace of closing larger strategic acquisitions during this exciting growth period,” said Greg Crawford, Chairman and CEO of Quipt. “This acquisition is very powerful as it services the significant metro hub of Indianapolis, and we plan on quickly integrating their business operations and leveraging Quipt’s payor contracts across our existing Midwest locations. We see a tremendous number of synergies and believe our strong sleep re-supply business presents us with significant upside as we deploy our technology therein. We have a goal of increasing overall efficiencies, as well as adding on our clinical ventilation therapy program as an extension to their existing respiratory product mix, representing an immediate cross selling opportunity for us. We are also excited to enter the hospice segment, with over 30% of At Home Health Equipment’s revenue coming from this high growth area and we will strategically work to build this vertical out over the course of 2022.”

Chief Financial Officer, Hardik Mehta added, “This acquisition allows us to build out our operating footprint as we reach 170,000 active patients, adds $13 million in revenue, a meaningful EBITDA and net income contribution as well as providing us significant infrastructure. This exciting respiratory care company strategically assists us in gaining market share in this favorable Midwest region, where there is a high prevalence of COPD patients and a significant opportunity to leverage our service intensive model. As we look to our strategic growth path, we continue to have an extremely deep pipeline, and expect to remain on an aggressive pace as we move through the first half of the year and are excited to execute on our vision for 2022.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the acquisition disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (revenue and Adjusted EBITDA) of At Home Health Equipment; the Company’s acquisition approach; the Company adding patients to its existing subscription-based resupply program; the Company being extremely optimistic that it will maintain momentum in closing additional acquisitions; the Company’s outlook for calendar 2022; the Company being extremely confident in its acquisition pace staying strong through the remainder of 2022; Quipt expecting that it would derive strong revenue synergies from the acquisition; Quipt expecting to achieve additional revenue generated from organic growth, cross selling and corporate synergies with the acquisition; Quipt anticipating that this acquisition would be immediately accretive to Quipt’s Adjusted EBITDA, overall profitability and would add approximately $13 million to the top-line and $1.6 million in net income; and Quipt expecting to remain very active in 2022; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition achieving results at least as good as historical performances; the financial information regarding the acquisition being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; the Company organically growing at a rate of 10% and completing acquisitions that add at least $32 million in new revenue in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com